**LAW OFFICES OF GARY KAUFMAN**
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August 16, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.: Filings



Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Interim consolidated financial statements (unaudited) for the nine months ended April 30, 2002 and 2001.

2. Management Discussion and Analysis for the nine months ended April 30, 2002.

3. Material Change Report, dated May 28 , 2002, with attached press release.

4. Material Change Report, dated June 4, 2002, with attached press release.

5. Material Change Report, dated June 17, 2002, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

dlw 9/5

File No.: 82-4909
Exemption: Rule 12g 3-2(b)

02 SEP -4 ...

# Gammon Lake Resources Inc.
# Interim Consolidated Financial Statements

(Unaudited)
April 30, 2002 and 2001

# Contents

# Gammon Lake Resources Inc.
## Interim Consolidated Statements of Loss and Deficit

| (Unaudited)<br>Periods Ended April 30 | **Three Months 2002** | Three Months 2001 | **Nine Months 2002** | Nine Months 2001 |
|---|---|---|---|---|
| Revenue | | | | |
| Interest | **$ 81** | $ 18,695 | **$ 19,537** | $ 88,472 |
| Management fees | **30,000** | - | **30,000** | - |
| | **30,081** | 18,695 | **49,537** | 88,472 |
| Expenses | | | | |
| Amortization | **1,047** | 1,357 | **3,141** | 4,071 |
| General and administrative | **190,847** | 109,122 | **402,475** | 439,314 |
| Management fees | **9,000** | 9,000 | **27,000** | 27,000 |
| Professional fees | **230,905** | 217,940 | **740,377** | 1,080,745 |
| Wages and benefits | **17,914** | 19,003 | **57,262** | 54,007 |
| | **449,713** | 356,422 | **1,230,255** | 1,605,137 |
| Loss before other items | **(419,632)** | (337,727) | **(1,180,718)** | (1,516,665) |
| Foreign exchange gain | **143,000** | - | **143,000** | - |
| Net loss | **$ (276,632)** | $ (337,727) | **$ (1,037,718)** | $ (1,516,665) |
| Loss per share (Note 8) | **$ (0.01)** | $ (0.02) | **$ (0.04)** | $ (0.08) |
| Deficit, beginning of period | **$ (4,655,119)** | $ (3,361,755) | **$ (3,894,033)** | $ (2,182,817) |
| Net loss | **(276,632)** | (337,727) | **(1,037,718)** | (1,516,665) |
| Deficit, end of period | **$ (4,931,751)** | $ (3,699,482) | **$ (4,931,751)** | $ (3,699,482) |

See accompanying notes to the interim consolidated financial statements.

## Gammon Lake Resources Inc.
## Interim Consolidated Balance Sheets
(Unaudited)

| | April 30, 2002 | July 31, 2001 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 479,212 | $ 469,915 |
| Receivables | | |
| Commodity taxes | 684,531 | 653,796 |
| Other | 177,738 | 76,930 |
| Prepaids | 2,451 | 657 |
| | 1,343,932 | 1,201,298 |
| Capital assets (Note 3) | 27,698 | 29,577 |
| Mineral properties and related deferred costs (Notes 1, 2, 4 and 5) | 37,125,931 | 22,583,821 |
| | $ 38,497,561 | $ 23,814,696 |
| **Liabilities** | | |
| Current | | |
| Payables and accruals | $ 272,239 | $ 182,906 |
| Long term debt (Note 6) | 10,968,111 | - |
| | 11,240,350 | 182,906 |
| **Shareholders' Equity** | | |
| Capital stock (Note 7) | 32,188,962 | 27,525,823 |
| Deficit | (4,931,751) | (3,894,033) |
| | 27,257,211 | 23,631,790 |
| | $ 38,497,561 | $ 23,814,696 |

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 5)
Subsequent events (Note 13)

On behalf of the Board

(Sgd.) "Fred George" Director     (Sgd.) "Bradley Langille" Director

See accompanying notes to the interim consolidated financial statements.

## Gammon Lake Resources Inc.
## Interim Consolidated Statement of Cash Flows

| (Unaudited) Periods Ended April 30 | **Three Months 2002** | Three Months 2001 | **Nine Months 2002** | Nine Months 2001 |
|---|---|---|---|---|
| Increase (decrease) in cash and cash equivalents | | | | |
| **Operating** | | | | |
| Net loss | $ **(276,632)** | $ (337,727) | $ **(1,037,718)** | $ (1,516,665) |
| Amortization | **1,047** | 1,357 | **3,141** | 4,071 |
| Foreign exchange gain | **(143,000)** | - | **(143,000)** | - |
| | **(418,585)** | (336,370) | **(1,177,577)** | (1,512,594) |
| Change in non-cash operating working capital (Note 9) | **(42,309)** | (109,768) | **(56,025)** | (416,224) |
| Cash flow from operations | **(460,894)** | (446,138) | **(1,233,602)** | (1,928,818) |
| **Financing** | | | | |
| Net proceeds from issuance of capital stock | **1,031,525** | 7,501 | **2,063,138** | 4,644,139 |
| **Investing** | | | | |
| Acquisition of capital assets | **-** | - | **(1,262)** | - |
| Expenditures on mineral properties and related deferred costs - net | **(146,524)** | (566,442) | **(727,824)** | (4,369,746) |
| Decrease in payables relating to mineral properties | **(42,351)** | 103,436 | **(91,153)** | 20,398 |
| | **(188,875)** | (463,006) | **(820,239)** | (4,349,348) |
| Increase (decrease) in cash and cash equivalents | **381,756** | (901,643) | **9,297** | (1,634,027) |
| Cash and cash equivalents | | | | |
| Beginning of period | **97,456** | 1,892,958 | **469,915** | 2,625,342 |
| End of period | $ **479,212** | $ 991,315 | $ **479,212** | $ 991,315 |
| Cash flow per share from operations (Note 8) | $ **(0.02)** | $ (0.02) | $ **(0.05)** | $ (0.10) |

See accompanying notes to the interim consolidated financial statements.

## 1. Nature of operations and going concern

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

## 2. Significant accounting policies

### Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at April 30, 2002 as well as its results of operations and cash flows for the three month and nine month periods ended April 30, 2002 and 2001.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

## 2. Significant accounting policies (continued)

**Use of estimates**
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

**Cash and cash equivalents**
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

**Mineral properties and related deferred costs**
Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The Company is in the process of exploring and developing its various properties and has not yet determined the amount of reserves available in its properties. The amounts shown as mineral properties and related deferred costs represent costs to date and do not necessarily represent present or future values.

**Capital assets and amortization**
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

**Stock based compensation plans**
The Company has a stock option plan which is described in Note 7. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

***Foreign currency transactions***
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

**Income taxes**
Future income tax assets are recognized on temporary timing differences between reported and taxable income and on losses incurred more likely than not to be carried forward to reduce future taxable income. Future income tax liabilities are recognized on temporary timing differences between reported and taxable income which will increase future taxable income.

## 2. *Significant accounting policies (continued)*

**Earnings (loss) per common share**
Basic earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

**Future site restoration and abandonment costs**
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the financial statements.

## 3. Capital assets

| | April 30, 2002 | | | July 31, 2001 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | **Net Book Value** | Cost | Accumulated Amortization | Net Book Value |
| Computer equipment | $ 6,752 | $ 4,387 | **$ 2,365** | $ 6,752 | $ 3,700 | $ 3,052 |
| Exploration equipment | 40,107 | 15,757 | **24,350** | 39,158 | 13,904 | 25,254 |
| Furniture and equipment | 2,957 | 1,974 | **983** | 2,957 | 1,686 | 1,271 |
| | $ 49,816 | $ 22,118 | **$ 27,698** | $ 48,867 | $ 19,290 | $ 29,577 |

## 4. Mineral properties and related deferred costs

For the nine month period ended April 30, 2002

| | **Balance July 31, 2001** | **Expenditures during the period** | **Balance April 30, 2002** |
|---|---|---|---|
| Mexico | | | |
| La Cuesta and Santa Maria | $ 1,063,448 | $ - | $ 1,063,448 |
| Ocampo | 21,520,373 | 14,542,110 | 36,062,483 |
| | $ 22,583,821 | $ 14,542,110 | $ 37,125,931 |

During the nine month period ended April 30, 2002, $2,600,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration and $11,214,286 of expenditures related to the Ocampo property were incurred for long term debt consideration.

## 5. Commitments and contingencies

**Option and joint venture agreements**

**a) Minera Fuerte Mayo, S.A. de C.V.**

The Company has a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (Fuerte Mayo) respecting the Ocampo property where the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator of the property and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfil the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

**b) Minerales de Soyopa, S.A. de C.V.**

On November 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. (Soyopa) entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired one hundred percent of the right, title and ownership to 17 mining claims in the Ocampo district. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 due from any future equity financing, but not later than May 23, 2002 (which has been subsequently paid), the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 set out as follows:

i) US $3,500,000 on or before November 23, 2006;

ii) US $3,500,000 on or before November 23, 2007;

iii) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay US $1,000,000 commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000, or the amount remaining, becomes due.

The issuance of the 5,000,000 common shares of the Company to Soyopa is subject to regulatory approval and certain conditions set out in the agreement. Under the terms of the agreement, the shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has allotted a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

**c) Compania Minera Global, S.A. de C.V.**

On July 17, 2000, the Company entered into an agreement with Compania Minera Global S.A. de C.V. (Global) for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) to secure the right to acquire the remaining fifty-one percent (51%) interest in the claims and concessions set out in the agreement dated February 8, 2000 respecting the Ocampo property.

**5. Commitments and contingencies (continued)**

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

**d) Bolnisi Gold NL**

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi Gold NL (Bolnisi) over certain areas of the Ocampo property, Chihuahua State, Mexico.

A summary of the significant terms and conditions of the agreement are as follows:

i) Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii) Bolnisi will complete the feasibility study commenced by the Company.

iii) At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv) Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production, at its own expense, at a rate of not less that 1.25 million tonnes per annum.

v) If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi) Bolnisi is granted a right of first refusal to develop the Company's remaining properties.

vii) Bolnisi will pay $60,000 US (which has been subsequently paid) towards the Company's commitment of $125,000 US to Minerales de Soyopa, S.A. de C.V. on or before May 23, 2002.

A summary of the future commitments based on the above noted option and joint venture agreements at April 30, 2002 are set out in the following table:

| Agreement | Consideration | Terms |
|---|---:|---:|
| Minera Fuerte Mayo, S.A. de C.V. | US $211,526 | Upon sale of the property |
| Compania Minera Global, S.A. de C.V. | US $1,000,000 | Upon sale of the property |
| Minerales de Soyopa, S.A. de C.V. | US $125,000 | On or before May 23, 2002 |
| Minerales de Soyopa, S.A. de C.V. | US $3,500,000 | On or before November 23, 2006 |
| Minerales de Soyopa, S.A. de C.V. | US $3,500,000 | On or before November 23, 2007 |

## 6. Long term debt

The long term debt is payable to Minerales de Soyopa, S.A. de C.V. (Soyopa). The debt is non-interest bearing and has terms of repayment as follows:

i) US $3,500,000 on or before November 23, 2006;

ii) US $3,500,000 on or before November 23, 2007;

iii) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv) *In the event the Company sells or transfers title to the concessions to a third party,* the US $7,000,000 or the amount remaining, becomes due.

## 7. Capital stock

**Authorized:**
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

**Issued and outstanding:**

| | Number of shares | Ascribed value |
|---|---|---|
| Balance – July 31, 2000 | 17,646,003 | $ 16,718,434 |
| Issued during the year ended July 31, 2001: | | |
| Pursuant to joint venture and consulting agreements | | |
| Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property) | 1,000,000 | 1,300,000 (1) |
| Compania Minera Global S.A. de C.V. (Ocampo property) | 825,000 | 4,125,000 (2) |
| Compania Minera Global S.A. de C.V. (Ocampo property) | 175,000 | 875,000 (3) |
| For cash upon exercise of share purchase options | 20,000 | 31,500 |
| For cash upon exercise of warrants | 14,063 | 35,158 |
| For cash upon exercise of special warrants | 1,000,000 | 5,000,000 |
| Less: share issue costs | - | (559,269) |
| Balance - July 31, 2001 | 20,680,066 | $ 27,525,823 |

### 7. Capital stock (continued)

**Issued and outstanding:**

| | Number of shares | | Ascribed value |
|---|---|---|---|
| Balance – July 31, 2001 | 20,680,066 | $ | 27,525,823 |
| Issued during the nine month period ended April 30, 2002: | | | |
| *Pursuant to joint venture agreement (Ocampo property)* | 5,000,000 | | 2,600,000 [4] |
| For cash pursuant to private placements | 2,325,000 | | 1,237,000 |
| For cash upon exercise of share purchase options | 935,000 | | 596,250 |
| For cash upon exercise of special warrants | 519,250 | | 233,662 |
| For cash upon exercise of warrants | 346,750 | | 225,388 |
| For cash upon exercise of compensation warrants | 163,750 | | 99,888 |
| Less: share issue costs | - | | (329,049) |
| Balance - April 30, 2002 | 29,969,816 | $ | 32,188,962 |

[1] Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $4.00 per share. *The issuance has been recorded at the contract price of $1.30 per share.*

[2] Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

[3] Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo, Chihuahua State, Mexico. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

[4] Pursuant to an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa), the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

**Share purchase warrants**

A summary of the 2,836,250 outstanding warrants to purchase common shares as at April 30, 2002 are as follows:

| Number of Common Shares Under Warrant | Expiration Date | Exercise Price |
|---|---|---|
| 100,000 | December 21, 2002 | $ 5.50 |
| 75,000 | July 31, 2002 | $ 2.30 |
| 2,311,250 | October 9, 2003 | $ 0.65 |
| 350,000 | February 11, 2004 | $ 0.75 |

### 7. Capital stock (continued)

With respect to the private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker's options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. As of April 30, 2002, 163,750 of these have been exercised.

**Stock options**
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 5,000,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 6,978,300 options have been granted pursuant to the Company's stock option plan of which 2,506,800 have been exercised or expired. Options granted as at April 30, 2002 are in excess of the amount available under the Company's stock option plan and are subject to shareholder approval. Set forth below is a summary of the outstanding options to purchase common shares as at April 30, 2002.

| Holder | Number of Shares Under Option | Expiration Date | Exercise Price |
|---|---|---|---|
| Directors | 5,000 | April 20, 2003 | $ 0.75 |
| Directors | 266,000 | April 8, 2004 | $ 1.20 |
| Consultants | 10,000 | October 1, 2004 | $ 2.00 |
| Director | 40,000 | January 31, 2005 | $ 2.40 |
| Directors | 650,000 | April 25, 2006 | $ 1.50 |
| Consultants and employees | 40,500 | April 25, 2006 | $ 1.50 |
| Directors | 370,000 | September 26, 2006 | $ 0.50 |
| Consultants | 65,000 | September 26, 2006 | $ 0.50 |
| Directors | 400,000 | January 18, 2007 | $ 0.70 |
| Consultants | 250,000 | February 5, 2003 | $ 0.75 |
| Consultants | 100,000 | March 1, 2007 | $ 0.90 |
| Consultants | 400,000 | March 1, 2007 | $ 0.93 |
| Officers | 150,000 | February 7, 2007 | $ 0.75 |
| Consultants | 190,000 | February 7, 2007 | $ 0.75 |
| Directors | 700,000 | March 15, 2007 | $ 0.80 |
| Consultants | 800,000 | March 15, 2007 | $ 0.80 |
| Consultants | 35,000 | April 24, 2007 | $ 1.30 |

### 7. Capital stock (continued)

| Fixed Options | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding, January 31, 2002 | 2,121,500 | $ 1.01 |
| Granted | 3,085,000 | 0.80 |
| Exercised | (735,000) | (0.68) |
| Expired | - | - |
| Outstanding, April 30, 2002 | 4,471,500 | $ 0.92 |
| Options exercisable, April 30, 2002 | 2,593,200 | $ 1.01 |

### 8. Loss and cash flow per share

Loss and cash flow per share is calculated based on the weighted average number of shares outstanding during the three month period ended April 30, 2002 of 29,147,608 (2001 – 20,678,399) and during the nine month period ended April 30, 2002 of 25,918,288 (2001 – 19,447,948).

*Loss per share on a diluted basis would be as per above, as all factors are anti-dilutive.*

### 9. Supplemental cash flow information

| Period Ended April 30 | **Three Months 2002** | Three Months 2001 | **Nine Months 2002** | Nine Months 2001 |
|---|---|---|---|---|
| Change in non-cash operating working capital: | | | | |
| Receivables | **$ (53,786)** | $ 9,445 | **$ (36,305)** | $ (266,331) |
| Prepaids | **(1,888)** | 6,760 | **(1,794)** | 4,203 |
| Payables and accruals | **18,365** | (125,973) | **(17,926)** | (154,096) |
| | **$ (42,309)** | $ (109,768) | **$ (56,025)** | $ (416,224) |
| Interest and income taxes paid: | | | | |
| Interest | **$ Nil** | $ Nil | **$ Nil** | $ 1,487 |
| Income taxes | **$ Nil** | $ Nil | **$ Nil** | $ 1,004 |

| | **April 30 2002** | July 31, 2001 |
|---|---|---|
| Cash and cash equivalents consist of: | | |
| Cash on hand and balances with banks | **$ 479,212** | $ 79,915 |
| Temporary money market instruments | **-** | 390,000 |
| | **$ 479,212** | $ 469,915 |

## 10. Income taxes

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of loss for the periods ended April 30, 2002 and 2001.

| | **Three Months 2002** | Three Months 2001 | **Nine Months 2002** | Nine Months 2001 |
|---|---|---|---|---|
| Net loss reflected in interim consolidated statement of loss | **$ 276,632** | $ 337,727 | **$ 1,037,718** | $ 1,516,665 |
| Expected income tax recovery at statutory rate | **$ 116,185** | $ 149,004 | **$ 435,841** | $ 669,150 |
| Valuation allowance | **(116,185)** | (149,004) | **(435,841)** | (669,150) |
| Income tax recovery recognized | **$ -** | $ - | **$ -** | $ - |

At July 31, 2001, the Company's fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $3,640,289 which are due to expire as follows, unless applied against future taxable income of the Company.

| | Canada | Mexico | Total |
|---|---|---|---|
| July 31, 2003 | $ 7,357 | $ - | $ 7,357 |
| July 31, 2004 | 311,475 | - | 311,475 |
| July 31, 2005 | 197,741 | - | 197,741 |
| July 31, 2006 | 367,364 | - | 367,364 |
| July 31, 2007 | 887,312 | - | 887,312 |
| July 31, 2008 | 1,675,000 | - | 1,675,000 |
| July 31, 2010 | - | 194,040 | 194,040 |
| | $ 3,446,249 | $ 194,040 | $ 3,640,289 |

The future income tax benefits, if any, related to the deductions and losses have not been recognized in these financial statements.

### 11. Related party transactions

The Company paid the following amounts to companies controlled by Directors:

| | **Three Months 2002** | Three Months 2001 | **Nine Months 2002** | Nine Months 2001 |
|---|---|---|---|---|
| Management fees | **$ 9,000** | $ 9,000 | **$ 27,000** | $ 27,000 |
| Mineral property exploration expenditures | **10,385** | 12,115 | **34,615** | 34,615 |
| Promotional fees | **9,462** | 12,536 | **34,538** | 37,615 |
| Professional fees | **128,031** | 14,000 | **290,237** | 155,500 |
| | **$ 156,878** | $ 47,651 | **$ 386,390** | $ 254,730 |

Included in receivables is $82,500 receivable from a director and officer.

### 12. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars and are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, receivables and payables approximate their carrying values. There is no satisfactory market for the Company's long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

### 13. Subsequent events

On June 4, 2002, the Company announced the completion of a private placement offering. The private placement consisted of the sale of 5,200,000 units at $1.25 per unit for gross proceeds of $6,500,000. Each unit consisted of one common share of Gammon Lake Resources Inc.'s capital stock together with one half common share purchase warrant per unit. Each whole common share purchase warrant entitles the holder to acquire one common share for $1.50 at anytime within eighteen months of the closing. Additionally, the agent was granted an over-allotment of up to 15% (780,000 units) of the offering on the same terms as above until July 2, 2002.

The agent's commission on the issue was 7.5% of the gross proceeds and broker warrants equal in number to 5% of the units sold.

File No.: 82-4909
Exemption: Rule 12g3-2(b)

02 SEP -

# GAMMON LAKE RESOURCES INC.

## MANAGEMENT DISCUSSION AND ANALYSIS
## FOR THE NINE MONTHS ENDED APRIL 30, 2002

April 30, 2002

*GAMMON LAKE RESOURCES INC.*

*MANAGEMENT DISCUSSION AND ANALYSIS*
*FOR THE NINE MONTHS ENDED APRIL 30, 2002*

## SELECTED CONSOLIDATED FINANCIAL INFORMATION

**(a) Consolidated Balance Sheet Data (nine months ended April 30, 2002 and April 30, 2001, and twelve months ended July 31, 2001) (1)**

| | April 30, 2002 ($) | April 30, 2001 ($) | July 31, 2001 ($) |
|---|---|---|---|
| Working Capital | 1,071,693 | 1,548,189 | 1,018,392 |
| Current Assets | 1,343,932 | 1,687,424 | 1,201,298 |
| Capital Assets | 27,698 | 31,338 | 29,577 |
| Mineral properties and related deferred costs | 37,125,931 | 22,383,564 | 22,583,821 |
| Current Liabilities | 272,239 | 139,235 | 182,906 |
| Shareholder's Equity | 27,257,211 | 23,963,091 | 23,631,790 |

**(b) Consolidated Statement of Loss and Deficit Data (three and nine months ended April 30, 2002 and April 30, 2001) (1)**

| | Three Months 2002 ($) | Three Months 2001 ($) | Nine Months 2002 ($) | Nine Months 2001 ($) |
|---|---|---|---|---|
| Interest Income | 81 | 18,695 | 19,537 | 88,472 |
| Expenses | 449,713 | 356,422 | 1,230,255 | 1,605,137 |
| Net Loss | (276,632) | (337,727) | (1,037,718) | (1,516,665) |
| Net Loss (per share) (2) | (0.01) | (0.02) | (0.04) | (0.08) |

Notes:

(1) Quarterly and year-end information for the indicated periods was obtained from the Corporation's unaudited interim and audited year-end financial statements for these periods.

(2) Net loss per share on a fully-diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the interim unaudited financial statements of the Corporation for the nine months ended April 30, 2002 and 2001, the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2001, and the accompanying notes included as part of the financial statements.*

### Overview

The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the nine months ended April 30, 2002 and 2001, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries.

The Corporation's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term and money-market instruments, all of which were derived from issuances of share capital.

Further details on the history of the Corporation, its mineral properties and the risk factors associated with respect to the Corporation is found in its annual information form dated December 20, 2001.

**Results of Operations**

During this period, the Corporation earned income of $19,537 (2001-$88,472), relating to interest on short-term investments. The Corporation incurred expenses of $1,230,255 (2001-$1,605,137), of which $3,141 (2001-$4,071) were due to amortization, $402,475 (2001-$439,314) to general and administrative expenses, $27,000 (2001-$27,000) to management fees, $740,377 (2001-$1,080,745) to professional fees and $57,262 (2001-$54,007) to wages and benefits. As in the prior period, these amounts reflect the level of operations necessary to support continued mineral exploration by the Corporation. The Corporation currently focuses substantially all of it exploration activity on the northeast portion of the Ocampo Project in Mexico.

**Liquidity and Capital Resources**

During the three months ended April 30, 2002, the Corporation expended a total of $146,524 on exploration of the Ocampo Project. The lower level of exploration activity reflects a pause in substantive exploration as the Corporation was in the process of assessing the scope of a feasibility study to be undertaken in the remainder of the fiscal period, pursuant to its earn-in agreement with Bolnisi Gold NL ("Bolnisi"). Under the terms of the earn-in agreement with Bolnisi, Bolnisi has agreed to complete the feasibility study, with a view to bringing the open pit heap leach portion of the Ocampo property covered by the agreement into production within a period of eighteen months. Details of the earn-in agreement with Bolnisi are found in the notes to the April 30, 2002 unaudited interim financial statements.

During the quarter, the Corporation raised gross proceeds of $210,000 in connection with a private placement of 350,000 Units at a price of $0.60 per Unit. Each Unit separated immediately upon issuance into one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.75 until February 11, 2004. In addition, the Corporation received $496,250 pursuant to the exercise of management incentive options, and $325,276 pursuant to the exercise of outstanding warrants and compensation warrants. Subsequent to the quarter, the Corporation raised gross proceeds of $6,500,000 in connection with a private placement of 5,200,000 Units, at a price of $1.25 per Unit, which closed in June 2002. Each Unit separated immediately upon issuance and was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant, entitles the holder, within eighteen (18) months, to acquire one additional common share of the Corporation at a price of $1.50 per share. The Corporation will use the net proceeds of these private placements for the completion of a significant drilling and development program on the northeast portion of the Ocampo Project (which excludes the open hit heap leach portion of the property currently under joint venture development with Bolnisi), as well as for general working capital purposes.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and obtained, at an annual and special meeting of shareholders held on January 4, 2002, the approval of its shareholders to enter into one or more arm's length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporation's issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

The ability of the Corporation to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of commitments pursuant to the Corporation's option and joint venture agreements as at April 30, 2002 are as follows:

| Agreement | Consideration | Terms |
|---|---|---|
| Minera Fuerte Joint Venture Agreement | U.S. $211,526 | Upon sale of Ocampo Project to a third party. |
| Soyopa Joint Venture Agreement | U.S. $125,000<br>U.S. $3,500,000<br>U.S. $3,500,000<br>U.S. $1,000,000 | On or before May 23, 2002 (1)<br>On or before November 23, 2006 (2)<br>On or before November 23, 2007 (2)<br>Upon sale of Ocampo Project to a third party. |

Notes:

(1) Under the terms of the earn-in agreement with Bolnisi, an amount of U.S. $60,000 of the total amount owing was paid by Bolnisi.

(2) Under the terms of the earn-in agreement with Bolnisi, Bolnisi is required to pay 60% of the total amount owing.

## Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation's properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals.

Other than as discussed herein, the Corporation is not aware of any trends, demands, commitments, events or uncertainties that may result in the Corporation's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation's liquidity and capital resources will be substantially determined by the success or failure of the Corporation's exploration programs on its mineral properties and its ability to obtain equity financing.

**Related Party Transactions**

No director or senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation other than as follows:

(a) During the nine months ended April 30, 2002, the Corporation paid a total of $386,390 (2001-$254,730) to companies controlled by the directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees.

(b) As at April 30, 2002, a total of $82,500 is owed to the Corporation by a director and officer of the Corporation representing the exercise price of stock options. Such amounts are interest free and payable on demand. Such amounts were repaid after April 30, 2002.

(c) Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

## ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

The Corporation will provide to any person, upon request to the Secretary of the Corporation:

(a) When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of securities:

(i) one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv) one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

File No.: 82-4909
Exemption: Rule 12g3-2(b)

# GAMMON LAKE RESOURCES INC.
# MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

May 28, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newsire on May 28, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 28th day of May, 2002.

(Sgd.) "Terence R.B. Donahoe"

---

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\mcr.May.28.02

# GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5


May 28, 2002
TSX Symbol: GAM

News Release #11-2002 Issued: 28,724,316 Shares

**GAMMON LAKE TO RAISE $6,500,000 TO ADVANCE DEVELOPMENT OF ITS 100% - OWNED PORTION OF OCAMPO PROJECT**

Gammon Lake Resources Inc. (TSX:GAM) announced today that its Board of Directors has approved a non brokered private placement financing of CDN $6,500,000 which will be led and arranged by LOM Capital Ltd. of Hamilton Bermuda on a best efforts basis.

The private placement financing will consist of 5,200,000 units priced at CDN $1.25 per unit. Each unit consists of one common share and one half common share purchase warrant. Each whole common share purchase warrant entitles the holder, within eighteen (18) months, to acquire one additional share of the common stock of the Company at CDN $1.50. The offering may be increased by 15% to CDN $7,475,000 at the option of the agent.

LOM Capital Ltd. shall receive a 7.5% commission on gross proceeds upon completion of this financing and the Company will issue to the agents an aggregate number of broker warrants equal to 5% of the units sold under the financing. Each broker warrant shall be exercisable at a price of CDN $1.50 for a period of eighteen (18) months from the closing date.

The financing is scheduled to close on or before May 31st, 2002 or such other date as shall be mutually agreed by the Company and the agent, and is subject to regulatory approval.

The Company plans to apply the majority of the financing proceeds to a significant drilling and development program at its Ocampo gold/silver project in Chihuahua State Mexico with the objective of substantially increasing its defined resource on its 100% owned portion of the project. This excludes the open pit heap leach portion of the property which is currently under joint venture development with Bolnisi Gold NL of Australia.

The Company's gold/silver project is in a large historic mining district where Gammon Lake has to date defined a resource of 1,003,000 ounces of gold and 39,650,000 ounces of silver in the measured and indicated category as well as 300,000 ounces of gold and 16,000,000 ounces of silver in the inferred category. A recent preliminary economic assessment and engineering study prepared by Pincock Allen & Holt (PAH) (Press Release #8 – April 9/02) indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development.

Separately, under the joint venture agreement with Bolnisi Gold NL of Australia on the open pit portion of the property, Bolnisi has committed to bring the open pit area into production at an initial annual rate of approximately 85,000 ounces of gold and 3,700,00 ounces of silver within sixteen months and at a cost estimated by Pincock Allen & Holt of US$118.00 per ounce of gold equivalent. The joint venture is 60% Bolnisi and 40% Gammon with Gammon having no further financial commitment to put the joint venture portion of the property into production.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.


For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

File No.: 82-4909
Exemption: Rule 12g3-2(b)

# GAMMON LAKE RESOURCES INC.
# MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

June 4, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newsire on June 4, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 4th day of June, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\Financing.2002.02/MCR.June.4.02

**GAMMON LAKE RESOURCES INC.**
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com


June 4, 2002
TSX Symbol: GAM
Issued: 33,924,316 Shares

News Release #12-2002

# GAMMON LAKE CLOSES FULLY SUBSCRIBED PRIVATE PLACEMENT FOR $6.5 MILLION

Gammon Lake Resources Inc. (TSX:GAM) is pleased to announce the completion of the recently announced private placement for gross proceeds of $6.5 million. The placement, led by LOM Capital Ltd. of Hamilton, Bermuda was fully subscribed.

The private placement financing consisted of 5,200,000 units at $1.25. Each unit consisted of one common share of Gammon Lake Resources Inc. capital stock together with one half common share purchase warrant per share. Each full warrant entitles the purchaser to purchase one common share of the Company at $1.50 per share at any time within eighteen months from closing.

LOM Capital Ltd. has the right to exercise a "greenshoe" option for up to an additional 780,000 units for proceeds of a further $975,000, on or before July 2nd, 2002.

The Company plans to apply substantially all financing proceeds to a significant drilling and development program at its Ocampo gold/silver project in Chihuahua State Mexico with the objective of substantially increasing its defined resource on its 100% owned portion of the project. This excludes the open pit heap leach portion of the property which is currently under joint venture development with Bolnisi Gold NL of Australia.

The Company's gold/silver project is in a large historic mining district where Gammon Lake has to date defined a resource of 1,003,000 ounces of gold and 39,650,000 ounces of silver in the measured and indicated category as well as 300,000 ounces of gold and 16,000,000 ounces of silver in the inferred category. A recent preliminary economic assessment and engineering study prepared by Pincock Allen & Holt (PAH) (Press Release #8 – April 9/02) indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

File No.: 82-4104
Exemption: Rule 12g3-2(b)

02 SEP -4 AM 10:23

**GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73
OF THE QUEBEC SECURITIES ACT, SECTION 75(2)
OF THE ONTARIO SECURITIES ACT AND SECTION 81(2)
OF THE NOVA SCOTIA SECURITIES ACT**

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

June 17, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newsire on June 17, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 17th day of June, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon\Financing.2002.02/MCR.June.17.02

**GAMMON LAKE RESOURCES INC.**
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com

June 17, 2002
TSX Symbol: GAM
Press Release #13-2002 Issued: 33,924,316 Shares

## GAMMON LAKE ANNOUNCES 2002 DRILL PROGRAM FOCUSING ON 100% OWNED PROPERTY AT OCAMPO. DRILLING ALSO COMMENCES ON GAMMON / BOLNISI J/V GROUND.

Gammon Lake Resources Inc. (TSX:GAM) is pleased to announce the 2002 drill program to be undertaken at Ocampo, Chihuahua State, Mexico. The focus of the drill program will be on exploring and expanding down dip on currently known multiple gold and silver deposits on Gammon Lake's 100 % owned Northeast Ocampo Project area. The Company confirmed as well that drilling has begun on the joint venture area under the direction of Bolnisi Gold of Australia.

Below is a topographical map showing a portion of Gammon Lake's Ocampo project on which the Northeast Project area and the Gammon Lake / Bolnisi joint venture areas are outlined.

**TOPOGRAPHICAL MAP OF OCAMPO**


100 % Gammon Owned
Ocampo Northeast Project
PGR Trend
Aventurero
San Juan
Brenda
Gammon / Bolnisi Joint Venture Area
Santa
Juliana
Red areas in map – Alteration and Mineralization
Blue Lines – Major Faults and Structures

Planned to commence by early July, the drill program will consist of approximately 20 holes for a total of 5,000 meters of drilling. The program has been specifically designed to test underground extensions of

known deposit areas, as well as underground extensions of areas which have already produced strong results from earlier drilling, and will also step out to explore additional prospective areas. Drilling will be undertaken on the following structures: Brenda, J.M., Santa Ana, Resurreccion, Balvanera, Maria, San Juan, Belen, El Rayo and Aventurero. All these drill targets are located on Gammon's 100% owned Northeast project area. A large portion of the drilling is designed to test up to 200 meters below known extensions of high grade ore shoots and known workings (refer: Fig. 1 and Fig. 2- Longsections). The Company intends to follow up with additional drill programs and the results of this current phase of drilling will be used in the design of the next phase of drilling.

Drilling to date on the Northeast portion of the property has yielded both near surface bulk tonnage and high grade underground resources amenable to both surface and underground mining methods.

The current resource on the 100% owned Northeast Project area and the Joint Venture area are shown in the table below.

| **100% Gammon Lake Resources** | | | | | |
|---|---|---|---|---|---|
| | **Tonnes** | **Au (g/t)** | **Ag (g/t)** | **Au oz.** | **Ag oz.** |
| Measured Resources | 291,000 | 1.45 | 100 | 14,000 | 938,000 |
| Indicated Resources | 4,786,000 | 1.96 | 81 | 303,000 | 12,411,000 |
| Measured + Indicated | 5,077,000 | 1.94 | 82 | 317,000 | 13,349,000 |
| Inferred | 930,000 | 3.90 | 251 | 117,000 | 7,523,000 |
| **Joint Venture Resources** | | | | | |
| Measured Resources | 7,380,000 | 1.39 | 66 | 331,000 | 15,707,000 |
| Indicated Resources | 9,233,000 | 1.20 | 36 | 357,000 | 10,594,000 |
| Measured + Indicated | 16,613,000 | 1.29 | 49 | 688,000 | 26,301,000 |
| Inferred Resources | 4,875,000 | 1.28 | 54 | 200,121 | 8,517,000 |

Based on the current resource, a report prepared by Pincock Allen & Holt "Ocampo Gold-Silver Project, Preliminary Assessment, Chihuahua, Mexico, Technical Report" dated April 8, 2002 (Press Release # 8-2002) examined the potential economics of an initial 300 t/d to 500 t/d underground mine located at deposits in the Northeast Ocampo projects which are owned 100% by Gammon Lake. Under the production parameters utilized by PAH in its report, production costs were estimated to be under US $100 per ounce eAu. The PAH Report also indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and develcpment, and this is the primary goal of the Company at this time. The f.ıll text of the PAH report was filed on April 24, 2002 and is available at www.sedar.com.

## TARGETING KNOWN HIGH GRADE ZONE EXTENSIONS

On the basis of the robust potential economics and the large exploration potential outlined in the PAH report Gammon Lake will focus its exploration drilling efforts on greatly increasing the known resource on Gammon's Northeast project area.

The accompanying two long sections are on the San Juan and Aventurero deposits. The San Juan long section shows the relationship between the old workings in the San Juan and Santa Juliana mines and the pierce points of the 2000/2001 deep drilling in the San Juan structure. The Aventurero shows the existing drill hole pierce points in relation to elevation.

## OCAMPO NORTHEAST LONGITUDINAL SECTIONS

FIGURE 1



Existing Drill Hole
Bulk Sample
Planned Drill Hole
2000 elv
1900 elv
Stopes
Lowest Drainage Level Approximate Elevation 1720 m
1800 elv
1700 elv
199
UG-10
UG-9
UG-11
210
215
1600 elv
1500 elv
Santa Juliana Workings Projected into Plane of Section Bottom Elevation 1400 Meters
1400 elv
Ocampo Gold Silver Project
Longitudinal Section San Juan - Balvanera
NNE Section, viewing WNW


FIGURE 2



Existing Drill Hole
Planned Drill Hole
BR-29
220
BR-30
101
224
221
226
184
Ocampo Gold Silver Project
Longitudinal Section Aventurero
ENE Section, viewing SW


Prior drilling by Gammon has already produced high grade results as outlined in the following table and displayed on the above long sections.

**SELECTED DRILL RESULTS TO DATE AT OCAMPO NORTHEAST PROJECT AREA**

| Deposit | Hole | Intercept (m) | Gold (g/t) | Silver (g/t) |
|---|---|---|---|---|
| San Juan | UGD-9 | 4 | 8.93 | 804 |
| | UGD-10 | 5 | 6.11 | 266 |
| | UGD-11 | 5 | 5.69 | 665 |
| | Or | 2 | 13.48 | 1,604 |
| | ODH-199 | Low Grade | | |
| | ODH-205 | Workings | | |
| | ODH-210 | Low Grade | | |
| | ODH-215 | 4.5 | 8.39 | 675 |
| Aventurero | ODH-184 | 7.6 | 18.96 | 408 |
| | ODH-221 | 4.6 | 5.21 | 306 |
| | ODH-224 | 7.6 | 5.00 | 299 |
| | ODH-226 | 4.57 | 4.65 | 164 |
| Brenda | UGD-13 | 3 | 10.88 | 663 |
| | UGD-14 | 3 | 4.67 | 267 |

In addition to the above drill hole intercepts, a 300 tonne bulk sample was mined from the lowest level of the dewatered Balvanera mine. This sample was processed through the small local custom mill and graded 9.40 g/t gold and 414 g/t silver. Gammon Lake feels that the results produced to date by the deeper elevation drill holes have been exceptional. Discounting the hole that intersected workings, the overall success rate in the above areas is on the order of 80%. While all the above holes are classified as "deep elevation tests" project topography is such that ramps from the valley floor could readily access much of the area tested to date.

The upcoming drill program will test an additional 200 meters below drilling completed to date, along with testing targets on the JM, Brenda, Santa Ana, Resurreccion, El Rayo and Belen zones. The geological map below outlines the drill holes to date and the proposed drill holes on the Ocampo Northeast Project area. All maps and longitudinal sections in this press release may be seen clearly and in colour at the Company's website, www.gammonlake.com.


JM
Santa Ana
Brenda
Maria
Balvanera
San Juan
Aventurero
Resurreccion
El Rayo
Santa Juliana
Belen
Silicifed with Quartz Breccia/Stockworks
Clay Alteration
Shear or Fault
Drill Hole
Planned Drill Hole
Old Workings
Ocampo Gold-Silver Project
Ocampo Northeast Project
Geologic Map

## DISCUSSION OF HISTORICAL MINING OPERATIONS

From the mid 1800's to 1911, the Northeast Ocampo project area had been one of the major production centres for the entire Ocampo mining district. Total production from the district up to 1911 was estimated at over US $100,000,000 in gold and silver. At US $20 gold and US $0.60 - $1.20 ounce silver, this equates to approximately 5,000,000 ounces gold equivalent.

Historic operations utilized underground mining methods. This was easily accomplished by driving production adits into the hillside until the valley floor was reached. As most mines had more than enough ore above the valley floor water was not an over riding problem.

The exception to this was the Santa Juliana mine which outcropped at the valley floor the owners had no choice but to attempt to dewater the mine below the local water table. The Santa Juliana proved to be one of the major producers in the district and, although historic records continually record ongoing dewatering problems, it was mined to a depth of at least 300 meters beneath the valley floor.

Ocampo is an epithermal type gold silver district. This generally results in a district wide ore horizon within defined elevation boundaries. Assuming the lowest levels of the Santa Juliana mine are near the bottom of the ore horizon, the overall extent of the Ocampo ore horizon is approximately 700 meters.

Gammon Lake's technical staff hypothesized that historic operations, with the exception of the Santa Juliana, stopped mining at depth because of water problems, not as a result of the bottoming of the ore zone. This idea was tested during the 2000/2001 drilling program.

## GAMMON / BOLNISI JOINT VENTURE PROGRESS UPDATE

Concurrent with Gammon's Northeast Drill project Bolnisi Gold NL, Gammon's partner on the Joint Venture area has begun a 4,800-meter, 33 hole drill program. The program has been designed to provide in fill data for the completion of a block model resource and core samples from metallurgical test work to be used in the final feasibility study on the Gammon /Bolnisi Joint Venture area. Bolnisi must place the joint venture into production at its sole expense within the next 16 months or be subject to $100,000 per month penalty and in any event be in production within 22 months to earn their 60% interest.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

Gregory K. Liller, Vice President Exploration of Gammon Lake Resources Inc., is the qualified person responsible for the technical results reported in this news release. For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.